To the Board of Trustees and shareholders of the Dreyfus/Laurel Tax-Free Municipal Funds

We consent to the use of our report dated July 30, 2001 with respect to The Dreyfus/Laurel Tax-Free Municipal Funds (comprised of Dreyfus BASIC California Municipal Money Market Fund, Dreyfus BASIC Massachusetts Municipal Money Market Fund, Dreyfus BASIC New York Municipal Money Market Fund, Dreyfus Premier Limited Term Municipal Fund, and Dreyfus Premier Limited Term Massachusetts Municipal Fund) incorporated herein by reference and to the references to our firm under the headings "Financial Highlights" in the Prospectuses and "Counsel and Independent Auditors" in the Statement of Additional Information.

/s/ KPMG LLP

New York, New York
October 23, 2001